SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Del Frisco’s Resturant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

245077102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 245077102

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 550,051
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,798,943
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,943
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 7.68%
12)	Type of Reporting Person HC

CUSIP NO. 245077102

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 550,051
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,798,943
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,943
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 7.68%
12)	Type of Reporting Person IA

1(a)	Name of Issuer:	Del Frisco’s Resturant Group, Inc.

1(b)	Address of Issuer’s Principal	930 S. Kimball Ave. Suite 100
	Executive Offices:	SouthLake, TX 76092

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment
Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin St.
Boston, MA 02110

2(c)	Citizenship:	(a) Delaware
(b) Minnesota

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	245077102

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Ameriprise Financial, Inc.

By:	/s/ Martha Skinner
Name: Martha Skinner
Title: Director – Financial Reporting – Accounting and Administration Services

Columbia Management Investment
Advisers, LLC

By:	/s/ Amy Johnson
Name: Amy Johnson
Title: COO and Managing Director

Contact Information
Martha Skinner
Director – Fund Administration – Financial Reporting
Telephone: (612) 671-7086

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement